SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                ----------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                           J. C. Penney Company, Inc.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                Delaware                                     13-5583799
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(State of incorporation or organization)                     (IRS Employer
                                                             Identification No.)

      6501 Legacy Drive, Plano, TX                           75024-3698
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(Address of principal executive offices)                     (Zip Code)


If this form relates to the  registration  of a class of securities  pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [X]

If this form relates to the  registration  of a class of securities  pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [ ]


Securities  Act  registration  statement file number to which this form relates:
_______________
(if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:


Title of each class                              Name of each exchange on which
to be so registered                              each class is to be registered
-------------------                              ------------------------------
Rights to Purchase Series A Junior                   New York Stock Exchange
Participating Preferred Stock

     Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1.           Description  of   Registrant's
                  Securities to be Registered.

                  On March 10, 1999, the Board of Directors of J. C. PENNEY COMPANY, INC. (the "Company") declared a dividend distribution of one preferred stock purchase right for each outstanding share of Common Stock, 50(cent) par value (the "Common Stock"), of the Company held by stockholders of record on March 26, 1999 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-thousandth (1/1,000) of a share of preferred stock of the Company, designated as Series A Junior Participating Preferred Stock (the "Preferred Stock") at a price of $140 per one one-thousandth (1/1,000) of a share (the "Exercise Price"). The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement"), dated as of March 26, 1999, between the Company and ChaseMellon Shareholder Services L.L.C., as Rights Agent (the "Rights Agent").

                  As  discussed   below,   initially  the  Rights  will  not  be
exercisable, certificates will not be sent to stockholders and the Rights will automatically trade with the Common Stock.

                  The Rights, unless earlier redeemed by the Board of Directors, become exercisable upon the close of business on the day (the "Distribution Date") which is the earlier of (i) the tenth day following the first date (the "Stock Acquisition Date") on which there is a public announcement that a person or group of affiliated or associated persons, with certain exceptions set forth below, has acquired beneficial ownership of 15% or more of the outstanding voting stock of the Company (an "Acquiring Person") or such earlier or later date (not beyond the thirtieth day after the Stock Acquisition Date) as the Board of Directors may determine or (ii) the tenth business day (or such later date as may be determined by the Board of Directors prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) after the date of the commencement or announcement of a person's or group's intention to commence a tender or exchange offer the consummation of which would result in the ownership of 15% or more of the Company's outstanding voting stock (even if no shares are actually purchased pursuant to such offer); prior thereto, the Rights will not be exercisable, will not be represented by a separate certificate, and will not be transferable apart from the Common Stock, but will instead be evidenced, (i) with respect to any of the shares of Common Stock held in uncertificated book-entry form (a "Book-Entry") outstanding as of the Record Date, by such Book-Entry and (ii) with respect to the shares of Common Stock evidenced by Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate, together with a copy of the Summary of Rights. An Acquiring Person does not include (A) the Company, (B) any subsidiary of the Company, (C) any employee benefit plan or employee stock plan of the Company or of any subsidiary of the Company, or any trust or other entity organized, appointed, established or holding Common Stock for or pursuant to the terms of any such plan or (D) any person or group whose ownership of 15% or more of the shares of voting stock of the Company then outstanding results solely from (i) any action or transaction or transactions approved by the Board of Directors before such person or group became an Acquiring Person or (ii) a reduction in the number of outstanding shares of voting stock of the Company pursuant to a transaction or transactions approved by the Board of Directors (provided that any person or group that does not become an Acquiring Person by reason of clause (i) or (ii) above shall become an Acquiring Person upon acquisition of an additional 1% or more of the Company's voting stock then outstanding unless such acquisition of additional voting stock will not result in such person or group becoming an Acquiring Person by reason of such clause
(i) or (ii). For purposes of the foregoing, outstanding voting stock of the Company includes voting stock that trades on a "when issued" basis on a national securities exchange or on the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ").

                  Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after March 26, 1999 will contain a legend incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), transfer on the Company's Direct Registration System of any Common Stock represented by a Book-Entry or a certificate outstanding as of March 26, 1999, and, in each case, with or without a copy of the Summary of Rights attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such Book-Entry or certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights from and after the Distribution Date.

                  The Rights are not exercisable until the Distribution Date. Unless earlier redeemed by the Company as described below, the Rights will expire at the close of business on March 26, 2009 (the "Expiration Date") (or, if the Distribution Date shall have occurred before March 26, 2009, at the close of business on the 90th day following the Distribution Date).

                  The Preferred Stock is nonredeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock (i) subordinate to any other series of the Company's preferred stock and
(ii) senior to the Common Stock. The Preferred Stock may not be issued except upon exercise of Rights. Each share of Preferred Stock will be entitled to receive when, as and if declared, a quarterly dividend in an amount equal to (i) 1,000 times the cash dividends declared on the Company's Common Stock, and (ii) a preferential cash dividend, if any, in preference to holders of Common Stock in an amount equal to $50.00 per share of Preferred Stock less the per share amount of all cash dividends declared on the Preferred Stock pursuant to clause
(i) since the immediately preceding quarterly dividend payment date. In addition, Preferred Stock is entitled to 1,000 times any noncash dividends (other than dividends payable in equity securities) declared on the Common Stock, in like kind. In the event of the liquidation of the Company, the holders of Preferred Stock will be entitled to receive, for each share of Preferred Stock, a payment in an amount equal to the greater of $1.00 per one one-thousandth of a share plus accrued and unpaid dividends and distributions thereon or 1,000 times the payment made per share of Common Stock. Each share of Preferred Stock will have 1,000 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which Common Stock is exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock. The rights of Preferred Stock as to dividends, liquidation and voting are protected by anti-dilution provisions. If the dividends accrued on the Preferred Stock for four or more quarterly dividend periods, whether consecutive or not, shall not have been declared and paid or irrevocably set aside for payment, the holders of record of the Preferred Stock of the Company of all series (including the Preferred Stock) will have the right to elect two members to the Company's Board of Directors.

                  The number of shares of Preferred Stock issuable upon exercise of the Rights is subject to certain adjustments from time to time in the event of a stock dividend on, or a subdivision or combination of, the Common Stock. The Exercise Price for the Rights is subject to adjustment in the event of extraordinary distributions of cash or other property to holders of Common Stock.

                  Unless the Rights are earlier redeemed, in the event that, after the time that a Person becomes an Acquiring Person, the Company were to be acquired in a merger or other business combination (in which any shares of Common Stock are changed into or exchanged for other securities or assets) or more than 50% of the assets or earning power of the Company and its subsidiaries (taken as a whole) were to be sold or transferred in one or a series of related transactions, the Rights Agreement provides that proper provision will be made so that each holder of record, other than the Acquiring Person, of a Right will from and after such date have the right to receive, upon payment of the Exercise Price, that number of shares of common stock of the acquiring company having a market value at the time of such transaction equal to two times the Exercise Price.

                  In addition, unless the Rights are earlier redeemed, in the event that a person or group becomes an Acquiring Person, the Rights Agreement provides that proper provision will be made so that each holder of record of a Right, other than the Acquiring Person (whose Rights will thereupon become null and void), will thereafter have the right to receive, upon payment of the Exercise Price, that number of one one-thousandths of a share of Preferred Stock having a market value at the time of the transaction equal to two times the Exercise Price (such market value to be determined with reference to the market value of the Company's Common Stock as provided in the Rights Agreement).

                  At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding voting stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

                  Fractions of shares of Preferred Stock (other than fractions which are integral multiples of one one-thousandth of a share) may, at the election of the Company, be evidenced by depositary receipts. The Company may also issue cash in lieu of fractional shares which are not integral multiples of one one-thousandth of a share.

                  At any time on or prior to the close of business on the earlier of (i) the tenth day after the Stock Acquisition Date (or such later date as a majority of the Board of Directors may determine) or (ii) the Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.005 per Right (the "Redemption Price"). Immediately upon the effective time of the action of the Board of Directors of the Company authorizing redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

                  For as long as the Rights are then redeemable, the Company may, amend the Rights in any manner, including an amendment to extend the time period in which the Rights may be redeemed. At any time when the Rights are not then redeemable, the Company may amend the Rights in any manner that does not materially adversely affect the interests of holders of the Rights as such.

                  A committee of the Company's Directors who are neither officers, employees nor affiliates of the Company will review the Rights Plan at least every three years and, if a majority of these Directors deems it appropriate, may recommend a modification or termination of the Rights Plan.

                  Until a Right is exercised, the holder, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

                  As of March 10, 1999 there were 249,905,081 shares of Common Stock issued (of which 249,889,181 shares were outstanding and 15,900 shares were held in treasury) and 19,275,106 shares reserved for issuance pursuant to employee benefit plans. As long as the Rights are attached to the Common Stock, the Company will issue one Right with each new share of Common Stock so that all such shares will have Rights attached. The Company's Board of Directors has reserved for issuance upon exercise of the Rights 1,600,000 shares of Series A Junior Participating Preferred Stock.

                  The Rights Agreement (which includes as Exhibit B the forms of Rights Certificates and Election to Purchase and as Exhibit C the form of Second Amended Second Amended Certificate of Designations of Series A Junior Participating Preferred Stock) is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement and such exhibits thereto.

Item 2.  Exhibits.

Exhibit No.            Description
-----------            -----------

    (1) Rights Agreement, executed March 10, 1999, effective as of March 26, 1999, between J. C. Penney Company, Inc. and ChaseMellon Shareholder Services L.L.C.

    (2)                Forms of Rights Certificate and of
                       Election to Purchase, included in
                       Exhibit B to the Rights Agreement.

    (3)                Form of Second Amended Certificate of
                       Designations of Series A Junior
                       Participating Preferred Stock, included
                       in Exhibit C to the Rights Agreement.

                                    SIGNATURE

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        J. C. PENNEY COMPANY, INC.


                                        By: /s/ C. R. Lotter
                                            ------------------------------------
                                            Name:  C. R. Lotter
                                            Title: Executive Vice President,
                                                   Secretary and General Counsel


Date:        March 12, 1999

                                  EXHIBIT INDEX


Exhibit No.            Description
-----------            -----------

     (1) Rights Agreement, executed March 10, 1999, effective as of March 26, 1999 (the
                       "Rights Agreement"), between
                       J. C. Penney Company, Inc. and
                       ChaseMellon Shareholder Services L.L.C., as Rights Agent.

     (2)               Forms of Rights Certificate
                       and of Election to Purchase,
                       included in Exhibit B to the
                       Rights Agreement.

     (3) Form of Second Amended Certificate of Designations of Series A Junior Participating Preferred Stock, included in Exhibit C to the Rights
                       Agreement.